calculation of registration fee
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee
Senior Unsecured Notes	$166,050,000.00	$5,097.74
PROSPECTUS	Pricing Supplement Number: 4613
Dated March 29, 2006	Filed Pursuant to Rule 424(b)(3)
PROSPECTUS SUPPLEMENT	Dated May 8, 2007
Dated March 29, 2006	Registration Statement: No. 333-132807

GENERAL ELECTRIC CAPITAL CORPORATION

GLOBAL MEDIUM-TERM NOTES, SERIES A

(Senior Unsecured Fixed Rate Notes)

Issuer:	General Electric Capital Corporation
Ratings:	Aaa by Moodys / AAA by Standard & Poors
Trade Date:	May 8, 2007
Settlement Date (Issue Date):	May 15, 2007
Maturity Date:	December 10, 2014
Principal Amount in Specified Currency:	NZD 225,000,000
Equivalent Principal Amount in U.S. Dollars:	US$166,050,000.00 (based on the exchange rate of USD 1.00 =NZD 0.738)
Price to Public (Issue Price):	99.882%
Agents Commission:	0.20%
All-in Price:	99.682%
Accrued Interest:	NZD 706,988.32
Net Proceeds to Issuer:	NZD 224,991,488.32
Benchmark Government Bond:	NZGB 6% 15th April 2015
Benchmark Government Bond Yield:	6.167%
Spread to Benchmark Government Bond:	Plus 148 basis points

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Filed Pursuant to Rule 424(b)(3)
Dated May 8, 2007
Registration Statement No. 333-132807

Re-Offer Yield:	7.647% (semi-annual)
Interest Rate Per Annum:	7.625%
Interest Payment Dates:	Semi-Annually on June 10 and December 10 of each year, commencing on June 10, 2007 (short first coupon) and ending on the Maturity Date
Day Count Convention:	Actual/Actual ICMA, Unadjusted
Denominations:	Minimum of NZD 5,000 with increments of NZD 5,000 thereafter.
Call Dates (if any):	N/A
Call Notice Period:	N/A
Put Dates (if any):	N/A
Put Notice Period:	N/A
Business Days:	London, New York, Auckland and Wellington
Business Day Convention:	Following Business Day
Application for Listing:

Listed on the Official List of the UK Listing Authority and an application has been made for the Notes to be admitted to trading on the London Stock Exchange Gilt Edged and Fixed Interest Market with effect on or after May 15, 2007

Clearance and Settlement:	Euroclear and Clearstream, Luxembourg only
ISIN:	XS0297663477
Common Code:	029766347

Plan of Distribution:

The Notes are being purchased by Deutsche Bank AG, London Branch (the "Underwriter"), as principal, at 99.882% of their aggregate principal amount less an underwriting discount equal to 0.20% of the principal amount of the Notes. The Toronto Dominion Bank is acting as agent (the "Agent") to the Underwriter in connection with the distribution of the Notes. The Agent will receive a selling commission from the Underwriter equal to 0.02% of the principal amount of the Notes.

The Company has agreed to indemnify the Underwriter and the Agent against and contribute toward certain liabilities, including liability under the Securities Act of 1933, as amended.

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Filed Pursuant to Rule 424(b)(3)
Dated May 8, 2007
Registration Statement No. 333-132807

Additional Information:

Reopening of Issue:

The Notes are intended to be fully fungible and be consolidated and form a single issue for all purposes with the Issuers issue of NZD$500,000,000 principal amount of Fixed Rate Notes due December 10, 2014 as described in the Issuers pricing supplement number 4592 dated April 18, 2007, as amended on April 23, 2007.

Calculation of Interest.

Each Note will bear interest at the Interest Rate Per Annum. Interest on the Notes will be calculated by applying the Interest Rate Per Annum to the principal amount of the Notes, multiplying such sum by the Applicable Day Count Fraction, and rounding the resultant figure to the nearest cent, half a cent being rounded upwards.

"Actual/Actual (ICMA)" means, where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the "Calculation Period") is equal to or shorter than the Determination Period (as defined below) during which the Calculation Period ends, the number of days in such Calculation Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates that would occur in one calendar year, assuming interest was to be payable in respect of the whole of that year.

"Determination Dates" mean April 10 and December 10 in each year.

"Determination Period" means the period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date).

"Interest Commencement Date" means the Original Issue Date.

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Filed Pursuant to Rule 424(b)(3)
Dated May 8, 2007
Registration Statement No. 333-132807

Tax Redemption.

The Notes may be redeemed, at the option of the Issuer, as a whole but not in part, at any time prior to maturity, upon the giving of a notice of redemption as described below if the Issuer determines that, as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of the United States or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in official position regarding the application or interpretation of such laws, regulations or rulings, which change or amendment becomes effective on or after the Original Issue Date, the Issuer has or will become obligated to pay Additional Amounts with respect to such Notes as described under "Additional Information -- Payment of Additional Amounts" below. The redemption price shall be equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption. Prior to the giving of any notice of redemption, the Issuer shall deliver to the Trustee (i) a certificate stating that the Issuer is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the right of the Issuer to so redeem have occurred (the date on which such certificate is delivered to the Trustee is herein called the "Redemption Determination Date"), and (ii) an opinion of counsel satisfactory to the Trustee to such effect based on such statement of facts; provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Issuer would be obligated to pay such Additional Amounts if a payment in respect of such Notes were then due.

Notice of redemption will be given not less than 30 nor more than 60 days prior to the date fixed for redemption, which date and the applicable redemption price will be specified in the notice. Such notice will be given in accordance with the Indenture.

Payment of Additional Amounts.

The Issuer will, subject to certain exceptions and limitations set forth below (and subject to the right of redemption referred to under "Additional Information -- Tax Redemption" above) pay such additional amounts (the "Additional Amounts") to the holder of any Note who is a United States Alien Holder (as defined below) as may be necessary in order that every net payment of the principal of and interest on such Note and any other amounts payable on such Note, after withholding for or on account of any present or future tax, assessment or governmental charge imposed upon or as a result of such payment by the United States (or any political subdivision or taxing authority thereof or therein), will not be less than the amount provided for in such Note to be then due and payable. However, the Issuer will not be required to make any payment of Additional Amounts to any such holder for or on account of:

(a) any such tax, assessment or other governmental charge which would not have been so imposed but for (i) the existence of any present or former connection between such holder (or between a fiduciary, settlor, beneficiary, member or shareholder of such holder, if such holder is an estate, a trust, a partnership or a corporation) and the United States, including, without limitation, such holder (or such fiduciary, settlor, beneficiary, member or shareholder) being or having been a citizen or resident thereof or being or having been engaged in a trade or business or present therein or having, or having had, a permanent establishment therein or (ii) the presentation by the holder of any such Note for payment on a date more than 15 days after the date on which such payment became due and payable or the date on which payment thereof is duly provided for, whichever occurs later;

(b) any estate, inheritance, gift, sales, transfer or personal property tax or any similar tax, assessment or governmental charge;

(c) any tax, assessment or other governmental charge which is payable otherwise than by withholding from payments on or in respect of any Note;

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Filed Pursuant to Rule 424(b)(3)
Dated May 8, 2007
Registration Statement No. 333-132807

(d) any tax, assessment or other governmental charge which would not have been imposed but for the failure to comply with certification, information or other reporting requirements concerning the nationality, residence or identity of the holder or beneficial owner of such Note, if such compliance is required by statute or by regulation of the United States or of any political subdivision or taxing authority thereof or therein as a precondition to relief or exemption from such tax, assessment or other governmental charge;

(e) any tax, assessment or other governmental charge imposed by reason of such holders past or present status as the actual or constructive owner of 10% or more of the total combined voting power of all classes of stock entitled to vote of the Company or as a direct or indirect affiliate of the Company;

(f) any tax, assessment or other governmental charge required to be deducted or withheld by any Trustee from a payment on a Note or coupon, if such payment can be made without such deduction or withholding by any other Trustee;

(g) any tax, duty, assessment or other governmental charge required to be withheld by any paying agent from any payment of principal of, or interest on, any Note, if such payment can be made without such withholding by any other paying agent in a member state of the European Union; or

(h) any tax, duty, assessment or other governmental charge required to be imposed or withheld on a payment to an individual and such deduction or withholding is required to be made pursuant to any

European Union Directive on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(i) any combination of two or more of items (a), (b), (c), (d), (e), (f), (g) and (h);

nor shall Additional Amounts be paid with respect to any payment on a Note to a United States Alien Holder who is a fiduciary or partnership or other than the sole beneficial owner of such payment to the extent such payment would be required by the laws of the United States (or any political subdivision thereof) to be included in the income, for tax purposes, of a beneficiary or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to the Additional Amounts had such beneficiary, settlor, member or beneficial owner been the holder of the Note.

The term "United States Alien Holder" means any holder of a Note who is not a United States Person. As used herein, a "United States Person" means (i) a citizen or resident of the United States, (ii) a corporation, partnership or other entity created or organized in or under the laws of the United States or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or if such trust has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

Non-U.S. Holders.

The interest income that a non-resident alien individual or a foreign corporation (a "non-U.S. holder") derives in respect of the Notes generally will be exempt from United States federal withholding tax. This exemption will apply to a non-U.S. holder provided that:

(a) it does not actually or constructively own 10 percent or more of the combined voting power of all classes of the stock of the Issuer and the non-U.S. holder is not a controlled foreign corporation that is related, directly or indirectly, to the Issuer through stock ownership; and

(b) the beneficial owner provides a statement (generally, an Internal Revenue Service Form W-8BEN) signed under penalties of perjury that includes its name and address and certifies that it is a non-U.S. person in

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Filed Pursuant to Rule 424(b)(3)
Dated May 8, 2007
Registration Statement No. 333-132807

compliance with applicable requirements (or satisfies certain documentary evidence requirements for establishing that it is a non-U.S. person).

Any gain a non-U.S. holder realizes on a sale, exchange or other disposition of the Notes generally will be exempt from United States federal income tax, including withholding tax. This exemption will not apply if the gain of a non-U.S. holder is effectively connected with its conduct of a trade or business in the United States or it is an individual holder and is present in the United States for 183 days or more in the taxable year of the disposition and either its gain is attributable to an office or other fixed place of business that it maintains in the United States or if it has a tax home in the United States.

United States Federal estate tax will not apply to a note held by a non-U.S. holder if at the time of death the holder was not a citizen or resident of the United States, did not actually or constructively own 10 percent or more of the combined voting power of all classes of the Issuer's stock and payments of interest on the note would not have been effectively connected with the conduct by the holder of a trade or business in the United States.

For the purposes of applying the discussion under this heading "Non-U.S. Holders" to a Note held by an entity that is treated as fiscally transparent (for example, a partnership) for U.S. federal income tax purposes, the beneficial owner means each of the ultimate beneficial owners of the entity.

Information Reporting and Backup Withholding.

The paying agent must file information returns with the Internal Revenue Service in connection with payments made on the Notes to certain U.S. holders. A U.S. holder will not generally be subject to United States backup withholding tax on such payments if it provides its tax taxpayer identification number to the paying agent and certifies under penalties of perjury that it has provided the correct taxpayer identification number, it is not subject to back-up withholding, and it is a U.S. person. It may also be subject to information reporting and backup withholding tax requirements with respect to the proceeds from a sale of the Notes. A non-U.S. holder may have to comply with certification procedures to establish its non-U.S. status in order to avoid information reporting and backup withholding tax requirements. The certification procedures required to claim the exemption from withholding tax on interest income will satisfy these requirements. The amount of any backup withholding from a payment to a holder may be allowed as a credit against the holders U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is furnished to the Internal Revenue Service.

The Company.

At March 31, 2007, the Company had outstanding indebtedness totaling $443.274 billion, consisting of notes payable within one year, senior notes payable after one year and subordinated notes payable after one year. The total amount of outstanding indebtedness at March 31, 2007, excluding subordinated notes payable after one year, was equal to $438.374 billion.

Consolidated Ratio of Earnings to Fixed Charges

The information contained in the Prospectus under the caption "Consolidated Ratio of Earnings to Fixed Charges" is hereby amended in its entirety, as follows:

Year Ended December 31,					Three Months Ended
2002	2003	2004	2005	2006	March 31, 2007
1.43	1.77	1.87	1.70	1.64	1.48

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Filed Pursuant to Rule 424(b)(3)
Dated May 8, 2007
Registration Statement No. 333-132807

For purposes of computing the consolidated ratio of earnings to fixed charges, earnings consist of net earnings adjusted for the provision for income taxes, minority interest and fixed charges.

Fixed charges consist of interest and discount on all indebtedness and one-third of rentals, which the Company believes is a reasonable approximation of the interest factor of such rentals.

Additional Selling Restriction:

New Zealand

The Issuer does not intend that the Notes should be offered for sale or subscription to the public in New Zealand in terms of the Securities Act 1978. Each Dealer shall: (i) observe all applicable laws and regulations in any jurisdiction in which it may subscribe, offer, sell or deliver Notes; and (ii) not subscribe, offer, sell or deliver Notes or distribute the Prospectus or any other offering material relating to the Notes in any jurisdiction except under circumstances that will result in compliance with all applicable laws and regulations. Without limiting the previous sentence: (i) each Dealer has represented and agreed (and each further Dealer appointed will be required to represent and agree) that it is a person whose principal business is the investment of money or who, in the course of and for the purpose of its business, habitually invests money; and (ii) no Dealer may offer, sell or deliver Notes or distribute any advertisement or offering material relating to the Notes, in breach of any provision of the Securities Act 1978.

CAPITALIZED TERMS USED HEREIN WHICH ARE DEFINED IN THE PROSPECTUS SUPPLEMENT SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE PROSPECTUS SUPPLEMENT